Exhibit 12.2

PNM RESOURCES, INC. AND SUBSIDIARIES
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(1,000's)

		Nine
		Months
Line		Ended	Year Ended December 31,
No.		9/30/06	2005	2004	2003	2002	2001
	Fixed charges, as defined by the Securities and
	Exchange Commission:

1	Interest on Long-term Debt	$ 70,906	$ 75,736	$ 46,702	$ 59,429	$ 56,409	$ 62,716
2	Amortization of Debt Premium, Discount and
	Expenses	3,320	3,642	2,697	2,838	2,302	2,346
	Other Interest	31,010	14,299	2,319	5,423	2,859	(42)
4	Estimated Interest Factor of Lease Rental
	Charges	15,898	20,643	19,617	20,452	23,233	22,856

5	Total Fixed Charges	121,134	114,320	71,335	88,142	84,803	87,876
6	Preferred dividend requirements	396	2,868	572	586	586	586
7	Total Fixed Charges and Preferred dividend
	requirements	$121,530	$117,188	$ 71,907	$ 88,728	$ 85,389	$ 88,462

	Earnings, as defined by the Securities and
	Exchange Commission:

8	Consolidated Net Earnings from Continuing
	Operations	$ 86,872	$ 71,021	$ 88,258	$ 59,138	$ 64,272	$150,433
9	Income Taxes	50,198	32,861	49,247	27,889	33,032	81,063
10	Add Fixed Charges as Above	121,134	114,320	71,335	88,142	84,803	87,876

11	Earnings Available for Fixed Charges	$258,204	$218,202	$208,840	$175,169	$182,107	$319,372

12	Ratio for Earnings to Fixed Charges	2.12	1.86	2.90	1.97	2.13	3.61